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                                                                    EXHIBIT 21.1

                  TARGET THERAPEUTICS ANNOUNCES PARTIAL RECALL

July 30,1996, 3:48 PM EDT

FREMONT, Calif., July 30 -- Target Therapeutics, Inc. (Nasdaq: TGET) today announced that the company has initiated a partial recall of certain lots of the Guglielmi Detachable Coil (GDC(R)) products due to a potential problem related to difficulty in the fluoroscopic visualization of the marker on the delivery wires of these lots of GDC(R) devices.

Gary Bang, president and CEO of Target Therapeutics stated, "The marker on the affected delivery wires is not readily visible by fluoroscopy. While this has not been associated with any reports of associated patient complications, we are identifying and recovering any non-conforming products in our finished goods inventory as well as in hospitals in the US and abroad. We have already notified all GDC(R) accounts, including physicians and distributors, and we will replace the non-conforming products as rapidly as possible. In addition, pending completion of our swap-out program, we have notified all GDC(R) user physicians requesting them to examine the GDC(R) device fluoroscopically for marker visibility prior to using the device in a patient."

Target's preliminary investigation indicates that two lots of marker coil sub-assemblies of the GDC(R) delivery wires were mistakenly made of surgical stainless steel rather than platinum. The Tracker(R) 2-tip-marker catheter and the GDC(R) coil itself, both of which are visible under fluoroscopy, are not affected.

"We have commenced visiting our customer sites, and in the next several weeks will swap out the affected inventory. We have developed a specific protocol for examining and identifying the affected delivery wires. In carrying out this process we want to minimize impact to our customers, keeping patient interests at the top of our priorities, while complying with applicable laws and regulations," said Mr. Bang.

Mr. Bang also said, "Our estimates indicate the problematic inventory is present in a very small percentage of GDC(R) inventory in the hospital and supply pipeline. The financial effect of this swap-out program may slightly compress margins during the second quarter but should not materially affect our bottom line."

Except for the historical information contained herein, the matters discussed in this press release are forward looking statements, the, accuracy of which is necessarily subject to risks and uncertainties. Initial stocking orders should not be viewed as indicative of future results as repeat orders for the GDC will be driven largely by the number of procedures performed by physicians. Actual results may differ significantly from results discussed in the forward looking statements. Actual results may be affected by, among other things, risks and uncertainties related to new product development cycles, research and development activities, regulatory approvals of new products, introduction of competitive products by others, third party reimbursement, physician training, and other factors set forth from time to time in the Company's Securities and Exchange Commission filings including those factors set forth under the heading "Factors That May Affect Future Results of Operations" in the Company's Form 10-K for the year ended March 31, 1996.


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Founded in 1985, Target Therapeutics, Inc. develops, manufactures and markets specialized disposable micro-catheters, guidewires, micro-coils, silicone balloons, embolics, and angioplasty products. These therapeutic devices are used in minimally-invasive, procedures to reach disease, sites throughout the body via the circulatory system. The Company's products allow highly targeted treatment of diseased, ruptured or blocked vessels of the brain responsible for stroke, as well as other disease sites in the body that are accessible through small vessels of the circulatory system. The company's headquarters are in Fremont, Calif.